Exhibit 99.1
company statement

17 August 2005	For media enquiries please contact James Rickards on Tel: 61 2 8274 5304 Mob: 0419 731 371. For investor/analyst enquiries please contact Steve Ashe on Tel: 61 2 8274 5246 or Mob: 0408 164 011
James Hardie Update on
Voluntary Funding Negotiations
James Hardie Industries NV (“James Hardie”) today provided the latest update regarding the progress of activities to achieve a long-term voluntary funding arrangement in relation to Australian personal injury asbestos-related disease claims (“the Principal Deed”).
James Hardie Chief Executive Officer Mr Louis Gries said that on Tuesday August 16, 2005 he held a meeting of the company’s executives and advisers involved in the ongoing negotiations between James Hardie and the NSW Government regarding the Principal Deed.
At that meeting, Mr Gries reiterated James Hardie’s commitment to achieving a long-term compensation arrangement to implement the Heads of Agreement signed by all parties (James Hardie, the ACTU, Unions NSW, the NSW Government, and asbestos support groups) on 21 December 2004.
He was updated on progress of the negotiations, including a range of documents, workstreams and issues which have been either totally, or substantially, completed during the course of the past eight months. Those matters are set out in the table below for the information of stakeholders:
Status of Progress on Voluntary Asbestos Compensation Funding Proposal
as at 17 August 2005

STEP		STATUS	COMMENT
James Hardie
•	Heads of Agreement	Completed — 21 December 2004

•	Response to Baryulgil concerns	Completed — public announcement 24 March 2005. Detailed provisions are contained in the draft Principal Deed

•	Corporate refinancing — new US$355m facilities	Completed — public announcement 16 June 2005	To provide funding capacity for initial funding of special purpose fund

•	KPMG Actuaries actuarial report — at 31 March 2005	Completed — released to ASX 16 May 2005

•	Explanatory Memorandum	Estimated 80% complete at 17 August 2005	Advancement subject to finalisation of Principal Deed and related agreements

STEP		STATUS	COMMENT

•	Independent Expert Report	Estimated 80% complete at 17 August 2005	Advancement subject to finalisation of Principal Deed and related agreements

•	KPMG Actuaries actuarial report — at 30 June 2005 (includes estimated legal and administrative cost savings)	Estimated 95% complete at 17 August 2005	Advancement subject to finalisation of Principal Deed and related agreements

James Hardie and NSW Government

•	Principal Deed	Draft 9 (prepared by the Government) being considered by JHINV and advisers.	Some commercial issues remain to be resolved.

•	Related Agreements (including detailed arrangements to establish the Special Purpose Fund and to support the funding obligations)	A large number of ancillary documents have been prepared and are at an advanced stage

NSW Government

•	Review of legal, administrative and other costs in dust diseases compensation claims in NSW	Completed and legislation implemented — effective 1 July 2005

•	The James Hardie Former Subsidiaries (Special Provisions) Act	Interim legislation passed — effective 1 July 2005
“We are currently reviewing Draft Nine of the Principal Deed which was prepared by the Government’s negotiating team in response to prior drafts prepared by us. The Government’s negotiating team has sought to introduce a number of new matters into Draft Nine which were not raised during lengthy face to face meetings between the negotiating teams when Draft Eight was being discussed. As a commercial organisation we must review these changes carefully in the interests not only of our shareholders, but also current and future claimants who may be depending on the sustainability of these arrangements for over 40 years into the future,” Mr Gries said.
“One of the reasons for the delay is also the complexity involved in making sure the protections which we are providing the compensation fund work in all three major jurisdictions in which James Hardie operates — Australia, USA and the Netherlands.
“James Hardie is committed to signing a legally binding Principal Deed which implements the Heads of Agreement. This will provide reasonable protections to the compensation fund from any future corporate changes or fears that overseas laws could somehow be used to reduce or eliminate the Company’s obligations to asbestos victims.”
“While the previous timetables for the signing of the Principal Agreement have been ambitious for both parties given the complexity of the deal, James Hardie remains committed to establishing a compensation arrangement in accordance with the Heads of Agreement in the shortest possible time,” Mr Gries said.
Ends

Investor and Analyst Enquiries:
Steve Ashe — Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au
Media Enquiries:
James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com
Disclaimer
The Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our Form 20-F, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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